
PHOENIX CANADA OIL COMPANY LIMITED   STARREX MINING CORPORATION LTD.
Suite 1240; 70 York Street   Suite 1240; 70 York Street
Toronto,Ontario,Canada M5J 1S9   Toronto,Ontario,Canada M5J 1S9

FOR IMMEDIATE RELEASE:

SUBJECT: Phoenix and Starrex Plans of Arrangement Approved

Toronto, Ontario, August 6, 2002 .... Phoenix Canada Oil
    Company Limited (TSXV:PCO) and Starrex Mining
    Corporation Ltd. (TSXV:STX) announced today that
    they have received the required shareholder and
    Court approvals to implement their previously
    announced plans of arrangement and have filed the
    necessary documentation under applicable corporate
    legislation to give effect to these transactions.

Pursuant to these plans of arrangement, each of
    Phoenix and Starrex will distribute common shares
    of InterStar Mining Group Inc. (TSXV:IG) held by
    its common shareholders on a pro-rata basis.
    Under the Phoenix plan of arrangement, Phoenix will
    distribute InterStar common shares representing
    approximately 8.3% of the outstanding InterStar
    common shares on the basis of one InterStar common
    share for every three Phoenix common shares held.
    Under the Starrex plan of arrangement, Starrex
    will distribute InterStar common shares representing
    approximately 66.4% of the outstanding InterStar
    common shares on the basis of four InterStar common
    shares for each Starrex common share held.
    Fractional InterStar common shares will not be
    issued pursuant to the arrangements; all fractional
    share interests will be rounded down to the next
    lowest whole number of InterStar shares in each
    distribution. Phoenix and Starrex common
    shareholders will continue to own the same number
    of Phoenix or Starrex common shares as were held
    prior to the arrangements.

A record date of the close of business on August 14,
    2002 has been established by each of Phoenix and
    Starrex for shareholders who will be entitled to
    receive InterStar common shares pursuant to the
    plans of arrangement. Certificates representing

such shares will be mailed to shareholders of
record on such date shortly thereafter. It is
anticipated that common shares of Phoenix and
Starrex will commence trading on an
"ex-distribution" basis on the TSX Venture
Exchange on Monday, August 12, 2002.

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Further Information -- Contact:
    S. Donald Moore, President
        Phone: (416)368-4440
        Fax: (416)865-1382

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of the contents
of this release.